ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2010

DATED AS OF MARCH 31, 2011

Minco Gold Corporation
Suite #2772, 1055 West Georgia Street,
Vancouver, British Columbia
Canada, V6E 3P3

The statements made in this Annual Information Form that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the objectives and results described herein. All references to dollars in this Annual Information Form are expressed in Canadian dollars, unless otherwise stated.

Division of Revenues	38

RISK FACTORS	38

Permitting Requirements	38
Capital Costs, Operating Costs and Production and Economic Returns	39
Title to Properties	40
China Political and Economic Considerations	40
Peoples Republic of China Legal System and Enforcement	41
Government Regulation of Mineral Resources and Ownership	41
Exploration and Development is a Speculative Business	41
Legal Title to Key Assets is held in trust for Minco Silver	42
Future Financing	42
Industry Specific Risk	42
Limited Experience with Development-Stage Mining Operations	42
Factors Beyond Company’s Control	43
Potential Conflicts of Interest	43
Uninsured Risks	43
Currency Exchange Rates	43
Competition	43
Uncertainty of Estimates	44
Reliance on Management and Directors	44
Fluctuating Mineral Prices	44
Changkeng Joint Venture Agreement	44
The Mining Industry Is Highly Speculative	44
Environmental Considerations	45

DIVIDENDS	45

DESCRIPTION OF CAPITAL STRUCTURE	45
Share Capital	45
Description of Share Capital	45
Normal Course Issuer Bid - Share Buy-Back Program	45

MARKET FOR SECURITIES	46

ESCROWED SECURITIES	46

DIRECTORS AND OFFICERS	46
Name, Address, Occupation and Security Holding	47
Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control	51
Conflicts of Interest	52

LEGAL PROCEEDINGS	52

PRINCIPAL SHAREHOLDERS	53

TRANSFER AGENTS AND REGISTRARS	53
MATERIAL CONTRACTS	53

INTEREST OF EXPERTS	54

PROMOTERS	54

AUDIT COMMITTEE	55

ADDITIONAL INFORMATION	56

Forward-Looking Statements

Certain items in this report contain forward-looking statements regarding events, financial matters or trends that may affect the Company’s future operating results and financial position. Such statements are subject to risk and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward-looking statements. These risk factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospectus are located in China. These risk factors are set forth in more detail in “Description of Business” under “Risk Factors.”

Currency

All dollar amounts set forth in this Annual Information Form are expressed in Canadian dollars and referred to as “$” unless otherwise specifically indicated. There are also references in this Annual Information Form to Chinese Renminbi (“RMB”). As at December 31, 2010, the closing rate for one Canadian dollar in RMB was C$1.00 = 6.6269 RMB as reported by the Bank of Canada.

Glossary of Terms

“757 Team”	means the No. 757 Geo-Exploration Team of the Guangdong Geological Exploration Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.

“Additional Permits”
means, collectively the Luoke-Jilinggang Permit, the Guyegang-Sanyatang Permit, and the Guanhuatang Permit. On April 20, 2008, the Fuwan Silver Permit was included as part of the Luoke-Jilinggang Permit.

“alteration”	chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature.

“Amending Contract”	means the contract dated January 10, 2006 between Minco Silver Corporation and GGB.

“anomalous”
adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from(generally higher than) the average background concentrations in an area. Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization.

“anomaly”	an area defined by one or more anomalous points.
“antimony”	A trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft.

“assay”	an analysis of the contents of metals in mineralized rocks.
“Assignment Agreement”	means the assignment agreement dated August 20, 2004 between the Company, Minco Silver Corporation, Minco China and Minco BVI.

“Au”	Gold.

“Baojiang”	means Foshan Baojiang Nonferrous Metals Corporation.

“breccia”	a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix.

“Changkeng Permit”
means the reconnaissance survey exploration permit (#T01120080102000011) which expires on September 10, 2011 in respect of the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China.

“Changkeng Property”	means the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China which adjoins the property underlying the Fuwan Silver Permit.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“Company” or “Minco”	means Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”).

“concentrates”	to separate ore or metal from its containing rock or earth.

“Dadinggang Property”	means the small area within Luoke-Jilinggang Permit, about 0.395 km2. . This area was extended from the original Luoke-Jilinggang Permit in late 2006.

“deposit”
a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body until final technical, legal and economic factors have been resolved.

“diamond drill holes”
a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

“fault” or “block fault”
a fracture in a rock across which there has been displacement. Block faults are usually steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other.

“First Confirmation	means the confirmation agreement dated May 2, 2005 between the Company,

Agreement”	Minco China and Minco Silver Corporation.

“Fuwan Permits”	means, collectively, the Fuwan Silver Permit and the Additional Permits.

“Fuwan Property”
means the Fuwan silver property which is located in Guangdong Province in southern China beside the Xijiang River consisting of the following three components: (i) the properties which are the subject of the Fuwan Silver Permit; (ii) the properties which are the subject of the Luoke-Jilinggang Permit and the Guyegang-Sanyatang Permit; (iii) the Guanhuatang permit; and (iv) Minco Gold’s interests in the silver mineralization located on the Changkeng Property.

“Fuwan Silver Permit”
means the reconnaissance survey exploration permit (# 0100000730293) in respect of the 0.79 km2 Fuwan silver property in Gaoming Region, Foshan City of Guangdong Province issued to Minco China and having validity from August 20, 2007 to July 20, 2009. On April 20, 2008, the Fuwan Silver Permit was included as part of the Luoke-Jilinggang Permit.

“g/t”	unit of grade expressed in grams/tonne.

“gangue”	the non economic portion of ore.

“GD Gold”	means Guangdong Gold Corporation.

“geophysical”	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility.

“GGB”	means Guangdong Geological Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.

“gouge”	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein.

“grade”	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

“Guanhuatang Permit”
means the reconnaissance survey exploration permit (#T01120080502000491) in respect of the 37.29 km2 Guanhuatang silver and multi-metals property in Foshan City of Guangdong Province issued to Minco China.

“Guyegang-Sanyatang Permit”
means the reconnaissance survey exploration permit (#T01120080402000421) in respect of the 74.74 km2 Guyegang-Sanyatang silver and multi-metals property in Gaoming Region, Foshan City of Guangdong Province issued to Minco.

“hydrothermal”	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water.

“limestone”	A sedimentary rock consisting of chiefly >50% calcium carbonate.
“Luoke-Jilinggang Permit”
means the reconnaissance survey exploration permit (# T01120080402000336) in respect of the 76.62 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City, Zhaoqing City of Guangdong Province issued to Foshan Minco and having validity from September 26, 2008 to July 20, 2011.

“Minco Base Metals”	means Minco Base Metals Corporation

“Minco BVI”	means Minco Silver Ltd.

“Minco China”	means Minco Mining (China) Corporation.

“Minco Gold”	means Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”).

“Minco Silver”	means Minco Silver Corporation.

“mineral reserve”
the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined.

“mineral resource”
a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization”	the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.

“MOLAR”	means The Ministry of Land and Resources.

“outcrop”	an exposure on the surface of the underlying rock.

“oz”	Troy ounce consisting of 31.1035 grams.

“Pb”	Lead.

“pyrite”	A sulphide mineral of iron and sulphur.

“Pyroclastic”	refers to a sedimentary rock composed or airborne volcanic material from a volcanic eruption.

“Qualified Person”
an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.

“quartz”	A common rock-forming mineral comprised of silicon and oxygen (SiO2).

“RMB”	means the Chinese currency Renminbi.

“sample”	a sample of selected rock chips from within an area of interest.

“sandstone”	A medium grained clastic sedimentary rock.

“Sb”	Antimony.

“Second Confirmation	means the confirmation agreement dated August 24, 2006 between the Company,

Agreement”	Minco China and Minco Silver.

“sedimentary rock”	A rock that has been formed by the consolidation of loose sediment that has accumulated in layers.

“sedimentary”	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition.

“strike”	the direction or trend that a structural surface takes as it intersects the horizontal.

“sulphide”	a class of minerals commonly combining various elements in varying ratios with a sulphur.

“tonne”	metric unit of weight consisting of 1000 kilograms.

“Transfer Confirmation	means the confirmation agreement dated November 19, 2004 between 757 Team,

Agreement”	GGB and Minco China.

“Triassic”	the period of geological time from 225 to 195 million years before present.

“vein”	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.

“veinlet”	A small vein; the distinction between vein and veinlet tends to be subjective.

“volcanic”	pertaining to the activity, structures or rock types of a volcano.

“Zhenjie”	means Zhuhai Zhenjie Development Ltd.

CORPORATE STRUCTURE

Name, Address and Incorporation

Minco Gold Corporation (the “Company” or “Minco”) was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.” On February 19, 1996, current management acquired its interests in Minco pursuant to the “PCR Agreement,” and the “Teck-Cominco Agreements,” described in “General Description of Business and Operations.” On January 29, 2007 the Company changed its name from Minco Mining & Metals Corporation to Minco Gold Corporation. The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China. See “Organizational Chart”

The principal executive office and registered office of the Company is located at Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.ca. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM. The Company began trading on the NYSE AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”. On February 1, 2007 the trading symbol on the AMEX was changed from MMK to MGH. The Company has no affiliation with 3M Corporation, which company’s trading symbol in the United States is MMM.

Inter-corporate Relationships

The Company has two significant investments in two companies with current or planned business operations, which were all created for the exploration and acquisition of mineral projects in China as described below:

	•
Minco Silver Corporation (“Minco Silver”), incorporated on August 20, 2004, under the laws of British Columbia. This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan Silver Property, Guangdong Province, China, described under “Description of Mineral Properties.” The Company owns a 22.59% interest in Minco Silver.

	•
Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of managing the Company’s projects in China, enhancing the Company’s management team in China, and to expand upon certain mining activities (such as staking) in China.

Organizational Chart

The following chart sets forth the Company’s corporate structure, including its significant subsidiaries, and related parties along with the various mineral properties held by each of them, as at the date of this Annual Information Form:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

At an Annual General and Special Meeting of Shareholders of the Company held on June 27, 2005 shareholders approved the undertaking of a reorganization of its exploration activities through a segregation of silver and base metal activities from its gold properties. Pursuant to the reorganization plan, the Company caused its subsidiary, Minco Silver Corporation (“Minco Silver”) to complete an initial public offering of its shares. Minco Silver began trading on the Toronto Stock Exchange on December 2, 2006 under the symbol of “MSV”. The Company now owns a total of 13,000,000 common shares of Minco Silver, representing 26.20% of the issued and outstanding shares of Minco Silver.

On November 15, 2007, the Company completed a Plan of Arrangement pursuant to which the Company spun off its White Silver Mountain project in Gansu Province, People’s Republic of China to Minco Base Metals Corporation (“Minco Base Metals”). This Plan of Arrangement resulted in the shareholders of the Company receiving one common share of Minco Base Metals for every five common shares of the Company held on the record date which was November 15, 2007. On September 22, 2008, Minco Base Metals entered into an agreement to sell the White Silver Mountain property to focus on acquiring other base metals properties and this sale was completed in December 2009. The Company now holds no shares of Minco Base Metals.

As a result of the completion of the Minco Silver initial public offering in 2005 and the completion of the Minco Base Metals Plan of Arrangement in 2007, the Company’s business is now focused on its gold projects.

As outlined in greater detail below, the focus of the Company’s activities over the past three years has been the exploration of its Longnan, Xiaoshan, Gold Bull Mountain (“GBM”), BYC and the Changkeng Gold project in China. See “Description of Mineral Properties” for more detailed descriptions of these properties. The following is a discussion of the properties that Minco Gold holds directly and through its subsidiaries.

General Description of Business and Operations

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2010, 2009 and 2008. Since the signing of the Company’s first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious metals properties in China. To date, the Company has conducted exploration work on properties located in Hunan, Guangdong and Gansu provinces of China

At present, Minco is an exploration-stage company and further exploration will be required on its properties before final evaluations as to the commercial feasibility can be determined. None of Minco’s properties have known reserves, nor are any of the Company’s properties at the commercial development or production stage. No assurance can be given that any of Minco’s properties will become commercially viable. Further, Minco’s interest in joint ventures that own properties will be subject to dilution if Minco fails to expend further funds on the project. Minco has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in Minco. See “Risk Factors.”

Marketing Plan and Strategies

The Company’s goal is to become a leading foreign mining company in China. Since the signing of its first cooperation agreement in China in 1995, the Company has been actively involved in mineral exploration and property evaluations in China, and in the acquisition and development of precious projects in China.

The Company has conducted exploration work on properties located in Hunan, Henan, Guangdong and Gansu provinces of China. Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises. The Company’s senior management has in-depth experience with the intricacies of Chinese mining laws, permitting and licensing procedures. The Company’s goal is to build a portfolio of high-quality properties in China, as well as maintaining strategic relationships with premier mining enterprises in China.

Employees and Premises

The Company currently shares 66 employees with Minco Silver, of which 6 employees are located in Vancouver, British Columbia and the other 60 are located in Beijing, China.

DESCRIPTION OF MINERAL PROPERTIES

I. CHANGKENG GOLD PROPERTY

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver Corporation’s Fuwan Silver Deposit and situated close to well established water, power, and transportation infrastructure.

Ownership

Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”), a cooperative joint-venture established among Minco Mining (China) Co., Ltd. (“Minco China”), Guangdong Geological Bureau (“GGB”), and two private Chinese companies to jointly explore and develop the Changkeng Gold Property, has signed a purchase agreement to buy a 100% interest in the exploration permit (the “Changkeng Exploration Permit”) on the Changkeng Gold Property from 757 Geo-Exploration Team of Guangdong Geological Exploration Bureau (“757 Exploration Team”). Total purchase price (the “Purchase Price”) has been appraised to be RMB 49 million (approx. US $6.8 million), payable in three installments within two years. The Ministry of Land and Resources of China has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong. The first installment of RMB 19 million was made in December 2008.

Under the terms of the agreement, Minco China, a wholly owned subsidiary of Minco Gold, has the right to earn a 51% equity interest in Changkeng with a total contribution of RMB 51 million (approx. US $7.1 million). The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in Mingzhong.

The original Changkeng permit has been renewed each year since 2004 and is currently in good standing until September 10, 2011.

Background

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government. Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 13 surface trenches and 81 diamond drill holes, P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, prepared an initial NI 43-101 compliant resource estimate on the deposit in March of 2008 with a resource update in March 2009. The detailed resource estimates are provided below.

Geology and Mineralization

The Changkeng-Fuwan gold and silver deposits occur within the Sanzhou basin, which is a triangular-shaped, Upper Paleozoic fault-bounded basin. Upper Paleozoic and Mesozoic sedimentary units are folded into an open syncline with a northeast-trending axis. A shallow dipping fault zone, developed near the unconformity separating Lower Carboniferous limestone and Upper Triassic clastic sedimentary units hosts the gold and silver deposits at Changkeng and Fuwan.

The Changkeng gold mineralization occurs as lenses of brecciated and silicified Triassic clastic rock. Barite, fluorite, carbonate and pyrite are associated with the mineralized zones. Two gold-bearing mineralized zones are exposed at surface and merge at depth and along strike to the northeast.

On March 12, 2008 Minco released an initial NI 43-101 resource estimate and Technical Report that was prepared by Qualified Persons Eugene Puritch, P.Eng., Tracy Armstrong, P.Geo., and Antoine Yassa, P. Geo. of P&E Mining Consultants Inc. The estimate contains an Indicated resource of 2.1 million tonnes @ 5.61 g/t gold (Au) for a total of 379,000 oz Au and an Inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. The Changkeng Deposit remains open along strike to the northeast and southwest. Details of the resources residing on the Changkeng Deposit are shown in Table 1.

Table 1: March 12, 2008 Resource Estimate @ 1.5 g/t AuEq* Cut-Off Grade.

		Au	Au	Ag	Ag	AuEq *	AuEq *
Classification	Tonnes	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)
Indicated	2,101,000	5.61	379,000	10.7	723,000	5.81	392,100
Inferred	2,152,000	4.82	333,400	9.3	643,000	4.99	345,100

* The AuEq grade was calculated from metal prices of Au US$650/oz and Ag US$12.50/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 55:1

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.
The quantity and grade of reported Inferred Resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using approximate January 2008 24 month trailing average metal prices of US$650/oz Au and US$12.50/oz Ag. Costs of US$12/tonne for mining, US$13/tonne for processing/tailings management and US$5/tonne for G&A for a total of US$30.00/tonne and a process recovery of 95% for Au and 90% for Ag yield a cut-off grade of 1.50 g/t AuEq. The report is available at www.sedar.com.

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

Drilling Results

Minco completed a limited drilling program at Changkeng in October 2004, confirming the results from previous Chinese drilling and the continuity of Zone 1. The holes are drilled on a northwest-southeast grid approximating the dip direction of the mineralized zone.

In late 2007, six holes were drilled to expand and confirm the mineralization on the Changkeng gold deposit. Significant gold results of the drilling are as follows and the complete results can be found on the Company’s website:

•	CK2006 5.79 g/t Au over 12.62 metres (m)
•	CK2007 5.54 g/t Au over 8.0 m
•	CK2010 7.83 g/t Au over 26.81 m, including 12.23 g/t Au over 14.81 m

As at December 15, 2008, 11,809 metres of diamond drilling were completed in 60 drill holes, including seven shallow observation holes, with a total footage of 692 meters, for the hydro geological testing. The permit area has now been covered with a drill grid of 80X80 meters and the major mineralization zone has been infilled to a drill grid of 40X40 meters. Holes for more detailed metallurgical sampling have been completed. All results were released publically and can be found on the Company’s website or on www.sedar.com.

2009 Work Program

On March 25, 2009, the Company released an updated NI 43-101 compliant resource estimate for the Changkeng deposit which is based on the 2008 exploration drilling and results. The estimation which calculated the distinct and separate gold dominant and silver zones was completed by P&E Mining Consultants Inc., of Brampton, ON. The gold dominant deposit contains an Indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold (“Au”) for a total of 623,100 oz contained gold and an Inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an Indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver (“Ag”) for a total of 30,708,000 oz contained silver and an Inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag. An updated NI 43-101 resource estimate technical report was filed on May 11, 2009 on SEDAR and is available on www.sedar.com. Details of the resources residing on the Changkeng Deposit area are shown in Table 2 and 3.

Table 2: Changkeng Gold Deposit Resource Estimate1 @ 1.2 g/t AuEq* Cut-Off Grade.

		Au	Au	Ag	Ag	AuEq **	AuEq **
Classification	Tonnes	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)
Indicated	3,961,000	4.89	623,100	11.2	1,423,000	5.08	646,800
Inferred	4,001,000	3.01	386,800	9.5	1,218,000	3.16	407,000

Table 3: Silver Deposit Resource Estimate1 @ 35 g/t Ag Cut-Off Grade.

		Ag	Ag	Au	Pb	Zn
Classification	Tonnes	(g/t)	(oz)	(g/t)	(%)	(%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred2	1,063,000	220	7,517,000	0.24	0.61	1.36

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The Table 1 Changkeng gold resource was defined using approximate January 31, 2009 24-month trailing average metal prices of US$800/oz Au and US$14/oz Ag. Costs of US$12/tonne for mining, US$13/tonne for processing/tailings management, and US$5/tonne for G&A for a total of US$30/tonne and a process recovery of 95% for Au and 90% for Ag yield a cut-off grade of 1.2 g/t AuEq.

The Table 2 Changkeng silver resource was defined using approximate January 31, 2009 24-month trailing average metal prices of US$14/oz Ag, US$800/oz Au, US$1.05 per pound (“/lb”) Pb, and US$1.10/lb Zn. Operating costs of $12/tonne for mining, $13/tonne for processing/tailings management, and $5/tonne for G&A for a total of $30/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 35 g/t Ag.

The company is currently working on the National Exploration Report for submission to MOLAR.

II. LONGNAN PROPERTIES (YANGSHAN, YEJIABA AND XICHENG EAST PROJECTS)

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in Longnan region of south Gansu Province. Five of the permits are located in the Tangshan belt situated east and north of the Anba deposit and the four Yejiaba exploration permits are located on a regional structural belt parallel to the Yangshan gold belt. Three permits are located in a geological terrain immediately north of the Yangshan belt on the Xicheng Pb – Zn belt and are referred to as the Xicheng East permits. All 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold and base metal deposits in the region.

Yangshan Project Area

The Yangshan Sub-project Area consists of five exploration permits. The geochemical data in the Company’s stream sediment sampling program at the northeast extension of the Anba gold deposit outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area. The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure. The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend. The geochemical anomalies and structural interpretations provided a base or starting point for follow-up exploration over the years. Follow up for some selected gold anomalies was conducted with detail soil sampling and sketch mapping. Three significant gold occurrences, the Oujiaba, Yuezhao and the Yangshanli, were discovered through surface traversing and trenching.

Yejiaba Project Area

The Yejiaba Sub-project Area consists of four exploration permits. Initially 14 composite anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of Yangshan. The largest composite anomaly, the Madigou anomaly, is 23 square kilometers in area and characterized by coincident Au, Ag, As, and Sb values. Sub-sequent follow up for selected stream sediment anomalies was conducted with detail soil sampling, Peak values in soil anomalies are more than 100ppb for gold and from 1,000 to 14,000 ppb for silver.

Xicheng Project Area

Xicheng Project Area is located at the east extension of the well-known Xicheng Pb-Zn metallogenic belt northeast of Yejiana and consists of three exploration permits. 11 composite anomalies have been delineated in the project area. The largest anomaly is about 16 square kilometres in area and consists of coincident Au, Ag, Pb and Zn values. For the Xicheng East area as a whole, good potential for gold, silver, lead and zinc is indicated. Follow up for some significant stream sediment anomalies was conducted with traverse line investigation, detailed soil sampling and sketch mapping. Very strong anomalies for gold and silver were detected in soil samples and four Ag-Au-Pb-Zn occurrences were discovered. High grade Ag, PB and Zn was detected from grab samples.

The samples above were analyzed for Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W, Mo, Ba and Hg at the central lab of the Institute of Geophysical and Geochemical Exploration in Langfang, Hebei province. Analytical quality was controlled by inserting reference samples and duplicate samples in each 20-sample batch. In November 2006 the Company announced that significant gold, silver, antimony, lead and zinc mineralization had been discovered in all the three sub-project areas, including the following most significant mineral occurrences:

Major Discoveries

Major semi-regional geochemical anomalies delineated in 2005 were followed up with traverse line investigation, soil sampling, and sketch mapping in 2006 and 2007. Further detailed trenching and test drilling were conducted over significant soil gold anomalies and alteration and mineralization zones. Significant gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas, including the following most significant mineral occurrences:

Yangshanli Gold Occurrence: Eight structurally controlled alteration and mineralization zones have been identified with the largest and strongest composite anomalies of Au, As, Sb and Ag at the central section of the Yangshan Project Area. Individual zone ranges from several hundreds to more than 1,600 meters in length. Average grade of gold mineralization intersected in trenches is from 0.3 to 1.03g/t and width of mineralization zones varies from 4 to 13.4 meters. Significant channel sample intersections include 1.02g/t Au over 7m, 0.79g/t Au over 10.3m, and 0.5g/t Au over 10.9m.

Yuezhao Gold Occurrence: A major gold zone has been identified on the Yuezhao area located at the east end of the Yangshan Project Area. Gold mineralization occurs in the Devonian dark-grey carbonaceous phyllite and the strata-bound gold zone can be traced over 1,000 meters at surface. Continuous channel sampling across the mineralization zone revealed an average gold grade of 2.17g/t gold over 11 meters.

Chengjiagou Silver-Gold-Lead (Ag-Au-Pb) Occurrence: Mineralization occurred in Devonian carbonaceous slate in an abandoned artisan adit in the Xicheng Project Area. One sample returned 133.3g/t Ag, 0.39 g/t Au, 4.25% Pb, 0.1% Zn, and 0.2% Cu. Another grab sample yielded 567.4g/t Ag, 0.52g/t Au, 7.07% Pb, 0.38% Zn, 0.3% Cu.

Miaogou Ag-Pb-Zn Occurrence: Artisan mining tunnels and pits have been seen within very strong soil silver anomalies at the east section of the Xicheng East Project area. Individual veins range from 0.2 to 1m. Two grab samples returned 0.2 and 0.24g/t Au, 160 and 615g/t Ag, 5.24 and 25.44% Pb, 9.79 and 13.62% Zn, respectively.

Shiaigou Pb-Zn-Ag Occurrence: Five Pb-Zn mineralization zones discovered in Devonian sandy slate. Individual vein is from 0.2 to 0.6m in width and 200 to 270m in length. Grab samples returned 0.11-6.31% Pb, 4.39-25.8% Zn and 39-58g/t Ag.

Yangjiagou Silver-Gold-Lead (Ag-Au-Pb) Occurrences: Mineralization occurs in the Devonian carbonaceous slate in the Yejiaba Project Area. A grab sample from a mineralized outcrop in carbonaceous slate returned 137g/t Ag, 0.87g/t Au and 2.6% Pb.

Oujiaba Permit Occurrences: A new gold enriched structural trend was discovered on the Oujiaba permit within the Yangshan area and was identified intermittently over a strike length of approximately 6 kilometers with significant gold mineralization being intersected in surface trenches in 4 areas. The best continuous channel samples results are 1.18g/t Au over 4.7 meters, 13.2 g/t Au over 10.0 meters, 0.33 g/t Au over 4.0 meters and 0.60g/t Au over 1.5 meters.

Shajinba Poly-metallic Occurrences: Within the Yejiaba project area, detailed traversing and surface trenching identified significant silver - iron – lead - zinc enriched poly-metallic zone with a width of 5 to 25 meters. The best continuous surface channel sample results are 4.24 g/t Ag, 5.09 % Pb, 0.65 % Zn, 29.5 % Fe over 11.0 m, 102.8 g/t Ag, 0.15 % Pb, 0.17 % Zn, 26.1 % Fe over 8.0 m, 117.9 g/t Ag, and 31.5 % Fe over 3.0 m, and 100.2 g/t Ag 1.25 % Pb and 46.6 % Fe over 5.0 m.

Shajinba Gold Occurrences: Within the Yejiaba project area, detailed traversing and surface trenching identified significant gold associated with regional structural trends. The best channel sample results to date are 1.46 g/t Au over 3.0 m, 2.66 g/t Au and 3222 g/t Ag over 0.8 m and 0.52 g/t Au over 3.0 m.

Exploration Activities

2008 Exploration

Exploration focus in 2008 was on the following:

1.	Detailed mapping, trenching and IP survey at the Yangshanli and adjacent areas in the Yangshan sub-project area;
2.	Detailed follow up investigation in Sanchawan, Chengjiagou, Shiaigou and Miaogou occurrences at the Xicheng East sub-project area to generate targets for further exploration.;
3.	Reconnaissance investigation at some geologically favourable areas for regional target selection at the Yangshan, the Yejiaba and the Xicheng East sub-project areas.

The disastrous earthquake in May and aftershocks in the following months has seriously interrupted and delayed most of the exploration programs at Longnan.

Yangshanli

At the end of June 2008, a surface mapping and trenching program was initiated within the 3 km2 area in the Anpingli-Shibali area, and follow up for some major Au, As and Sb anomalies was conducted in the adjacent areas of the known mineralization zone. The surface mapping program is designed to better understand the structure control and trace the strike extension of the known gold mineralization intersected in trenches last year. 13km2 of 1:10,000 mapping was completed by the end of September. A new mineralization zone of more than 5 meters in width has been discovered about 1,000 meters north of the major known zone revealed in trenches TC21, TC7 and TC8. The new zone occurred at the contact zone between thick limestone and phyllite and closely associated with a NW-trending fault zone. Grade of continuous surface chip samples is from 0.25 to 0.8g/t Au with widths of 0.5 to 1.0 meters.

Five trenches were dug to trace the strike extension of the known mineralization outcrops but most of them did not reach bedrock. The effectiveness of trenching is very limited because of the thick overburden in most of the survey area.

An IP survey was completed in the 3km2 investigation area in September to define exploration targets at depth. Dip extensions of favourable rock units and structures as well as possible intrusives have been delineated with the results of the IP survey in the survey area.

Xicheng East

A reconnaissance survey program was initiated across the exploration areas at the Xicheng East sub-project area. The general objective of the reconnaissance investigation is to define targets for more detailed exploration by systematic traverse line mapping and sampling over the five known Pb-Zn-Ag occurrences and the Mohuashan geochemical soil anomalies. Channel samples were collected over known mineral occurrences and chip samples were collected over new alteration and mineralization zones along traverse lines.

Reconnaissance investigation was completed by September and consisted of 41.5km line kilometres of geological mapping and 236 chip and channel samples were collected over known mineral occurrences and favourable potential areas. Major results are summarized below:

1.
Sanchawan Pb-Zn Occurrence: Mineralization occurred in sandstone at the contact zone between sandstone and limestone. The mineralization zone is 2.0 to 4.8m in width and can be traced for 150m along strike. Three artisan tunnels and mining pits were observed. Spot galena and limonite can be seen in samples. 31 channel samples were collected and 12 of them contain 0.28% to 1.85% Pb with widths of 0.5 to 1.0 meter. The zone is considered a Pb-dominated mineralization zone and deep potential of the zone should be further evaluated.

2.
Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyrititization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

3.	Xiaodonggou and Sanhewan:

a)
Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Glaebule sphalerite and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 of these samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn.

b)
Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2m-wide alteration zone was observed and 12 chip samples were collected. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

Both Xiaodonggou and Sanhewan occurrences are located at the east extension of the regional Au-Ag mineralization zone. Two gold deposits are located at 5km and 9km west respectively at the zone.

Reconnaissance investigation and sampling have been restricted in surface observation and sampling of the observable mineralization outcrops.

Detailed surface mapping and investigation on the available artisan adits were conducted in October and November 2008 in Sanchawan and Xiaodonggou area. A grid soil sampling program was carried over the significant gold anomalies in early December in the Caopingshan area.

Regional Target Generation

In March 2008 Minco’s field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba deposit. Work consisted of mapping, trenching and sampling. A structural and alteration zone was identified and 54 chip samples collected and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples ranges from 0.01 to 0.02g/t Au.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Chip samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were dug. Mineralization zone of 5m in width was delineated in one of the trenches with grade from 0.2 to 0.58g/t.

Regional reconnaissance investigation for exploration target generation was conducted in November and early December over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas. The recent reconnaissance program has resulted in the following discoveries:

1.
Gouzikou Gold Occurrence, Oujiaba Permit, and Yangshan Sub-project: A 50m-wide EW-trending structural zone was discovered in the favourable Devonian lithological unit. 7 un-continuous samples from the 47 channel samples across the structural zone returned gold values 0.22, 0.15, 0.44, 0.15, 1.19, 0.46 and 0.21g/t Au respectively.

2.
Fujiwan Gold Occurrence, Shajinba Permit, and Yejiaba Sub-project: A 1-2m zone was identified at the contact zone between a granite porphyry dyke and the Carboniferous phyllite. Five chip samples from outcrops returned gold values 3.91, 2.87, 4.29, 3.11 and 1.21g/t Au.

3.	Shajinba Antimony Occurrence, Shajinba Permit, and Yejiaba Sub-project: Mineralization was observed at the contact zone between thick limestone and slate.

4.
Madigou Gossan Zone, Yejiaba Permit, and Yejiaba Sub-project: A gossan zone was discovered at the contact zone between Silurian slate and Carboniferous limestone. Peak values of 0.13-0.3g/t Au were detected in previous soil samples nearby.

5.
Realgar Occurrences, Weiziping Permit, and Yejiaba Sub-project: By talking with local people, it is known that there has been a realgar mining activity at the northern part of the Weiziping permit since ancient time.

2009 Exploration

Exploration focus in 2009 was on the following:

Yejiaba Area.

Traversing, trenching and surface sampling were continued in Weiziping-Baimashi and Shajinba-Yangjiagou blocks. Amount of work completed is as follows: trenching – 132.6 km, trenching – 994.9 lineal m, channel sampling – 688 samples, chip sampling – 228 samples, grab sampling – 132 samples, soil sampling – 871 samples.

Several zones of multi-metal mineralization were discovered in the Shajinba during the 2009 exploration program which highlighted a +10 km hydrothermally altered structural zone along the regional unconformity. The width of the mineralized zone varies from 5 to 25 meters. In the southwest portion of the structural trend poly-metallic (iron – silver – lead - zinc) mineralization is located in the hanging wall while the gold mineralization is located in the footwall in the northeast portion of the structural trend.

In the Shajinba area, a large poly-metallic mineralized zone 5 to 25 meters in width was identified during the 2009 exploration program which consisted of traversing and trenching. The regional unconformity divides massive hanging wall limestone with the heavily folded thin-bedded footwall limestone which are intruded by highly altered dykes. High contents of iron, silver, lead and zinc are characteristic for this style of mineralization in the Shajinba area.

Channel Sample Results completed are as follows:

	Width	Average Grade				Alteration
Sample No.	(m)	Ag(g/t)	Pb(%)	Zn(%)	Fe(%)
YJB-09-2250 to YJB-09-2252	2.3m	89.00	0.27	0.01	-	Silicification with limonite and antimonite
YJB-09-2269 to YJB-09-2279	11.0m	4.24	5.09	0.65	29.5	Silicification with hematite, pyrolusite
YJB-09-2430	1.1m	71.0	0.14	0.004	-	Silicification
YJB-09-2487 to YJB-09-2494	8.0m	102.8	0.15	0.17	26.1	Silicification with hematite, pyrolusite
YJB-09-2561 to YJB-09-2563	3.0m	117.9	0.55	0.18	31.5	Silicification with hematite, pyrolusite
YJB-09-2585 to YJB-09-2589	5.0m	100.2	1.25	0.11	46.6	Silicification with hematite, pyrolusite
YJB-09-2631 to YJB-09-2632	2.0m	169.7	1.15	0.32	41.5	Silicification with hematite, pyrolusite

Yaoshang zone. One grab sample taken from silicified phyllite in early April returned 0.5 g/t Au, 12 g/t Ag and 0.13% Pb. Trenching in the area exposed a tectonic block of phyllite in limestone with numerous dykes of rhyolite. Width of the block is 100 meters. Both the phyllite and rhyolite are silicified. Two intervals 5.0 m and 6.0 meters long with gold content from 0.11 g/t to 0.64 g/t were discovered in silicified rhyolite. No works were completed in the zone in the fourth quarter.

•           Fujiawan zone. Two trenches 40m and 21m long were completed in the zone. One of them exposed strong argillization and silicification in a dyke of rhyolite. The best result are 2.0 g/t Au over 2.0 meters and 1.46 g/t Au over 3.0 meters. No works were completed on the zone in the fourth quarter.

•           In the western most part of the property as channel sample was taken across a north-south trending hydrothermally altered structure and it returned a result that averaged 2.66 g/t Au and 322 g/t Ag over 0.8 meters.

Yangshan Area.

Traversing and trenching were continued in Jiangjiashan-Henjiawan and Oujiaba-Dianziping blocks. Amount of work completed is as follows: trenching – 167.0 km, trenching – 971.9 lineal m, channel sampling – 387 samples, chip sampling – 253 samples, grab sampling – 428 samples.

In 2009, Minco Gold discovered a large gold zone on its 100% owned Oujiaba property, within the Yangshan Gold Belt, Gansu Province P.R.C. The discovery has been traced for approximately 6 kilometers and has the same host lithologies as the Anba gold deposit. The Anba deposit is considered to be a Carlin-type gold deposit and is estimated to have over 10 million oz Au.

Continuous channel samples were taken in 4 places along the 6 km mineralized structure and returned averaged gold results of:

•	Line 0	1.18g/t Au over 4.7 meters
•	Line 400	13.2 g/t Au over 10.0 meters
•	Line 496	0.33 g/t Au over 4.0 meters
•	Line 60	80.60g/t Au over 1.5 meters

The gold enriched, hydrothermally altered structural trend has been discovered during the 2009 exploration program which consisted of traversing and trenching. The mineralization has a width ranging from 5 to 10 meters and is hosted along the contact of hanging wall limestone and heavily folded footwall phyllite which is intruded by numerous intrusive dykes. Numerous grab samples taken from outcrop along the structure returned d0.5g/t to 27.9g/t Au.

The Oujiaba property, located 25 kilometers east of the Anba gold deposit, is part of the Company’s 100% owned Longnan Project which is located within the Yangshan Gold BeltXicheng East Area. Verification soil sampling and trenching were completed in Caopingshan zone of Chengjiashan-Heiwanliang block. Amount of work completed is as follows: trenching – 19.3 km, trenching – 97.0 lin.m, channel sampling – 35 samples, chip sampling – 55 samples, grab sampling – 92 samples, soil sampling – 90 samples.

In 2009, verification of soil gold anomalies in Caopingshan area and trenching in high-value spots resulted in findings of argillization and silicification zones in metasandstone. Width of zones is from 1 to 5m, strike 315 to 330 deg., dip 65 degrees. Intensity of alteration is weak, pyrite and rare galena inclusions present in altered rocks. The most significant concentrations were discovered in the trench TC1-1 on the soil sampling line XIV (the westernmost one) – continuous trench samples returned 0.43 g/t Au over 4.0 metres. The assays received for trenching samples in Caopingshan area confirm that soil anomalies correspond with elevated gold concentrations in bedrock. Nine trenches in total were completed in the vicinity of trench TC1-1, one of them intersected a zone of weak silicification with inclusions of fine arsenopyrite, average gold content is 0.33 g/t Au over 2.3 metres. Due to the negative results no exploration works were completed in this area during the fourth quarter. No further work is planned for this area and a buyer is currently being sought.

III. YANGSHAN GOLD BELT – WEST EXTENSION PROPERTIES

The Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources also in Gansu Province of China was terminated in 2007. GBGE repaid Minco China 1.3 million RMB to partially recover the exploration expenditures on the three projects related to this potential joint venture.

IV. BYC GOLD PROPERTY

On November 18, 2002, the Company entered into an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC gold project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China. In July 2003, the Company and the Inner Mongolia Bureau of Non-Ferrous Metal Exploration formed the Inner Mongolia Huayu-Minco Mining Co. Ltd. to explore and develop the BYC gold project. In October 2003, the Company entered into a joint venture with New Cantech Ventures Inc. (“New Cantech”). In 2003, Minco Gold entered into a letter agreement with New Cantech whereby New Cantech acquired two options to acquire up to a 60% interest in Minco Gold’s BYC Gold project in Inner Mongolia, China.

As of July 18, 2008 the Company made the decision to sell its interest in the HYMK JV as the Company believes that the potential for a significant discovery is limited and sold its interest in the HYMK JV to Long Da Fu (Beijing) Investment Co. Ltd. for a total of RMB 7.0 million (approximately $1.0 million). All the payment for the sale has been received.

V. GOBI GOLD PROPERTY

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999. The Company had the right to acquire a 75% equity interest in Damo Mining Co. Ltd., (“Damo”) who was assigned the licenses on the project, by spending approximately US$2,500,000 on exploration and development over four years. The Company elected to sell its interest in Damo and on May 24, 2010, the Company entered into a sale agreement to dispose of its interest. After completion of all legal requirements and approvals, the Company relinquished all involvement and control to the purchaser on September 30, 2010.

VI. JINNIUSHAN GOLD PROJECT

(Gold Bull Mountain Project)

On November 14, 2006 the Company announced that its wholly-owned subsidiary, Minco Mining (China) Co., Ltd. (“Minco China”) had acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2, and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine. Total consideration for the acquisition of the mining license and the exploration permit was approximately US$1 million. The Company at the time of the announcement was in its final stage of the due diligence on the project and the acquisition is subject to regulatory approval. Minco China has incorporated a local operation subsidiary in Hunan and the Gold Bull Mountain mining licenses were transferred to its subsidiary.

The 16.86 km2 GBM gold project covers most part of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels. The Gold Bull Mountain mining license is located in the middle of the belt. High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyritization. The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2.

The technical report was prepared under the guidelines of Canadian National Instrument 43-101. The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR. Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents. The information below is from the December 28, 2006 Technical Report.

Summary

The Jinniushan gold project, located in the western part of Hunan Province in the People’s Republic of China, consists of a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike. These permits have been acquired by a wholly-owned Chinese subsidiary of the Company for a total consideration of about CDN$1,210,000 (which includes a Mining License and exploration permits) and have been transferred into a local subsidiary in Hunan Province. The area under Minco control represents a portion of an historical mining district, which has been in periodic production utilizing small-scale artisanal methods since before the formation of the modern China in 1949. Gold-quartz mineralization occurs primarily within reverse-brittle-ductile-shear veins in a compressive environment within Proterozoic sedimentary rocks. Most of these dip to the southeast parallel to a nearby mapped thrust fault which occupies the contact between Proterozoic and Cretaceous to Tertiary sandy sediments.

The project has some geological similarities (age and type of host rocks and similar structural regime) to an important, deep Au-Sb-W underground mine about 6 km to the southeast but the Jinniushan area lacks Sb and W. To date Minco has re-opened, surveyed, mapped and sampled accessible portions of the primary historical underground mine on the acquired mining permit.

Property Description and Location

Through a 100% owned subsidiary, the Company has purchased, in eastern Hunan Province, China, a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike. The mining permit is located at 1100 40’ 15’’ east longitude and 280 38’ 15’’ north latitude, 40 km from the county seat of Yuanling. The mining permit was transferred to the Minco subsidiary from the former state-owned Jinniushan Gold Mine and the exploration permit was acquired by taking over a private company. Both permits are valid until 2011 and renewable thereafter. Annual fees, relating to the area of the permits held, are less than $2,500 per year. The law requires local compensation for temporary use of land for mining and exploration purposes; however, habitations and land under cultivation form only a small part of the whole area and are not considered to present a significant liability. A China Compensation Fee on gold mined is 2% of net smelter revenue.

The mining permit is completely surrounded by the exploration permit and is defined by surveyed coordinates. Exploration permits in China are “paper staked” and can be defined by hand-held GPS units. A map showing permit boundaries and known mining works (adits and trenches). Being small underground mine workings of limited extent, the environmental liabilities that have been created by the various mining works are, in a Chinese context, not considered to be significant. On exploration permits, the local (county) government is to be informed when work is to start and is in charge of some dealings with the local citizens. For example at Jinniushan the local county government must deal with a small group of “illegal” miners said to be operating within the permit area. Allowed underground work has been in progress for some time within the mining permit.

Accessibility, Climate, Local

Resources Infrastructure and Physiography

The location is well situated along a large man-made hydroelectric reservoir and is accessible by road and by lake-boat. Hydroelectric power, telephone lines, cell-phone service, labor, goods and services are available nearby. The climate is sub-tropical and the topography is hilly with elevations ranging from 92 to 232 m above sea level. Vegetation, where not tamed by agricultural terraces, is thick and bushy. All manner of exploration and mining work can be conducted on a year-round basis. Surface rights have been sufficient for the operation of the small historical mines, which have operated in the area and are not considered to present a significant problem. Expanded operations in the case that larger deposits are discovered will require the establishment of tailings areas without connection to the lake. In so far as there are few habitations (except along the lake) and no significant villages in the area under discussion the placement of larger scale tailings and plant sites should present no unusual difficulties.

History

The mining history of the area is similar to many other places in China in which uncontrolled mining has taken place (and continues to take place in some areas) with little regard for health and safety, environment, proper land use etc. The mining permit and on-strike portions of the exploration permit were actively mined for gold (both placer gold and hard rock mines) in the period before 1949 when communist China was established, private enterprises were confiscated, and the mines were closed.

Only on the mining permit area was this work well organized, although mine plans, surveys and production figures have been lost. When international gold prices increased in the 1970’s hand mining at various locations resumed to be largely replaced by small local government operations at three locations in the 1980’s. In 1993, the local hydroelectric dam was completed and some of the historical mining areas were flooded. In 2001 and 2004, the Federal Chinese government, in an attempt to bring some regulation and safety to gold mining, decreed the closure of two of the existing small (illegal) mines. Production within the remaining mining permit stopped last year as part of a re-organization.

There are unconfirmed rumors that illegal hand miners are still operating in the area of the exploration permit. In the history of the permit areas there has never been organized large or medium-scale mining. Only the crudest of recovery methods using small crushers, gravity devices, cyanide ponds and mercury were utilized. If records were ever kept, they have been lost. Except for the active mining permit area, mine maps and engineering records do not exist. Production figures are not known. No drilling or other modern exploration techniques (geochemistry, geophysics, etc.) have ever been undertaken in the area. On the exploration permit, to the northeast of the mining permit a group of mines was examined in 1992 by a geological unit of the Provincial Government. Unfortunately, most of the results of this work are not available and, in any case, the most interesting zone, along about 900 m of strike length, became submerged when the hydroelectric reservoir was completed in 1993.

Geological Setting

Regional and Local Geology

The area of interest occurs within Paleozoic rocks of the South China Plate in unconformable and faulted contact with younger Cretaceous sediments. A strong element of NW-SE compression is evident with abundant NE-SW fold axes and reverse faults striking in the same direction. This is consistent with modern GPS observations, which show that entire area is moving to the southeast at a rate slightly less than 5 cm/year. The geology of the region is divided into low-grade metamorphically altered:

	•	Cretaceous to Tertiary sediments comprising sandstone, shale and coal seams (K and K-E).
	•	Small remnants of Devonian-Permian sediments (D-P).
	•	Precambrian (Sinian or Late Proterozoic) to Silurian sandstone and slate or shale (Z-S).
	•	Proterozoic sediments comprising slate, sandstone and siltstone (Pt1 and Pt2).

The Jinniushan Project has similarities to the Xiangxi (also called Woxi) Sb-Au-W underground mine, about 6 km to the southeast, which has reached over 1,000 m below surface and has been mined for over 100 years. The mine is the second largest Sb producer in China (Qinglin, Xie et al). It has been classed as a “Carlin type” deposit (Li and Peters, 1998) and contains native gold, stibnite, tungstite, pyrite, arsenopyrite and aurotite. Structurally the mineralization is found in shoots within reverse faults in Middle Proterozoic slates (RSG Global, 2006). Although the structural setting is similar to that at the Jinniushan Project, geochemically the two are very different with no significant stibnite or tungsten minerals noted at Jinniushan.

Property Geology

Predominantly shear-hosted gold-quartz mineralization occurs in Proterozoic sandstones, and shales, which have undergone NW-SE compression. The Proterozoic sequence is unconformable overlain by Cretaceous to Tertiary purplish sandy sediments and forms the central unit of a NE-SW trending anticline. The southern contact between the two formations has been mapped as a thrust fault. Gold mineralization is associated with brittle-ductile shears with a reverse sense of movement similar in form to the mapped thrust fault.

Shallow dipping tension veins splay off the shear veins, usually in the footwall. The gold-quartz mineralization seen so far is entirely structurally controlled and the mineralizing fluids have barely affected the wall rocks. The veins contain few examples of open space filling but rather appear to be of a deeply seated type containing ribbon structures consisting of alternating bands of country rock and vein quartz. It appears that the shearing event within which the quartz veins were emplaced continued after the main mineralizing event to form re-sheared and brecciated veins. Minor iron carbonate and sericitic wall rock alteration have been noted.

Deposit Types

Similar to the geometry of a mapped thrust fault are southeast variably dipping (usually about -500 ) quartz-pyrite (minor Pb, Zn, As) veins which have been emplaced within reverse-movement shears. A secondary set of conjugate northwest dipping reverse shears is also present along with a flat set of quartz-filled tension fractures usually splaying off into the footwall. In detail, the vein system is complex, but the main elements of the system, which have been emplaced under the effects of NW-SE compression, can be shown in the simple diagram below. Theoretically, in this type of stress regime the individual mineralized ore shoots would likely have a strong horizontal trend. Veins contain very little evidence of open-space filling and do not have banded epithermal characteristics. Rather, white quartz veins containing ribbon structures and shearing which approaches the brittle-ductile provenance suggest a mesothermal setting.

The main focus of historical mining and of recent work has been on the set of shear veins located on the Mining Permit, however an additional six km of strike length is indicated to be prospective by the occurrence of numerous trenches and at least 17 small mine adits which are shown on existing maps. Known shear veins average about 0.7 m in thickness, but there are locations where shear veins come close together and the intervening wall rock becomes permeated with tension veins. In these cases much wider, but irregularly shaped, mineralized stockwork bodies may be formed. Although presently there is no indication of disseminated mineralization, there could arise, through combinations of structures and naturally permeable sandstone host-rocks, a situation where low-grade bulk-mineable mineralization may be encountered. This aspect should also be explored.

Mineralization

The central part of the mine is developed on at least three separate, but related shear veins across a horizontal width of about 60 meters. The strike length of the main portion of the mine is about 350 meters. Most of the vein material above the primary access levels has been mined out and some material has been mined below these levels by means of declines. The future of the mine is downwards. Although the declines are well below the level of the man-made lake, the mine is almost completely dry (from a mining point of view the presence of the lake will require some engineering care, however this is well understood by the technical people involved).

At the current level of knowledge there is no reason to think that the mineralization will not go to considerable depth. Also, although the shear-veins cross cut local lithologies, there may eventually be found to be some lithological control to the mineralization. Where shear veins come close together the intervening space can become riddled with tension veins leading to the supposition that there may be sections of the mine where the narrow-vein, open-stope mining utilized in the past may be replaced by larger scale mining techniques.

Exploration and Development Operations

On February 6, 2007 the Company announced an update on the current exploration program of Jinniushan or Gold Bull Mountain Gold Project (hereafter the GBM Project), located in eastern Hunan Province, P.R. China.

The GBM gold belt extends for more than 15 kilometers and is recognizable by wide distribution of artisanal mining adits, pits and tunnels. Gold mineralization at the GBM belt occurs in late Proterozoic sandy slate characterized by strong silification, seritization and pyrititization. Four parallel quartz-vein style gold zones have been recognized with a strong continuity along strike and dip directions.

Minco geologists have completed a preliminary investigation program on the GBM Mining License area, including underground surveying, mapping, and sampling of accessible portions of the GBM gold mine. 71 channel samples in cross cuts were collected from four individual gold zones. At a cutoff of 1g/t gold, the average gold grade and thickness are as follows:

Zone	Average Grade (g/t)	Thickness (m)
V2-1	6.87	0.65
V2-2	22.68	1.06
V2-3	18.78	0.77

Two grab samples collected from zone V2-4 yield 9.25 g/t and 22.45g/t gold.

In 2007, exploration activities were focused on drilling and underground exploration tunneling within the GBM mining permit. A sketch mapping, trenching and mapping for the widespread artisan adits were conducted in the GBM exploration permit. Total completed exploration work included 3,987.5m drilling, 1,745.2m tunneling, 17km2 sketch mapping, 3,964.5m artisan adit investigation, and 3.64km2 geochemical soil sampling. It is confirmed that the mineralization zone at GBM is highly uncontinuous along strike and dip directions and grade of gold is extremely unevenly distributed in mineralization zones because of significant nugget effect.

Upon reviewing the results from the above exploration programs, the Company will focus on underground exploration and exploitation within the GBM mining permit in 2009.

During 2008 the underground development work was completed on levels 87 and 47. Up to the end of May, 456m of underground development was completed. Some un-continuous minor gold mineralization zones were intersected in tunnels. The general range of the average gold grade in these veins is from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease exploration program at GBM in June 2008. The Company is attempting to sell the project and believes that the sale proceeds will exceed the carrying value of $348,400 as recorded in Mineral Interests. As of the date of this AIF, the property has not been sold.

VII. XIAOSHAN GOLD & POLYMETAL PROJECT

The Xiaoshan project is located in the Shanxian County of NW Henan Province and is 45 kilometers from the Shanxian county town. The project can be accessed by dirt road from Sanmenxia city. The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (HNEM), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. On February 7, 2007, a JV agreement was signed between the Minco Mining (China) Corporation and the Henan Nonferrous Exploration and Mining Company (HNEM) to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. Minco will earn 70% interest of the Xiaoshan project by making an instalment cash payment of RMB15 million and funding all the exploration and development activities. The HNEM will hold a carried interest of 30% in the Xiaoshan project. All the exploration and development will be operated through the joint venture, Zhongjia-Minco Mining Company. The project area is characterized with structurally denuded low to medium mountains from 869 to1387 meters above sea level. Strong dissection has resulted in deep valleys and steep slopes in the area. Annual precipitation is 586mm and most of them concentrate in the rain season from June to September. The annual evaporation is 1858.8mm. The area is covered with well developed vegetation.

The Company commissioned the preparation of a NI 43-101 report on the Xiaoshan Project. The technical report dated October 1, 2007 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2. The full report can be found on SEDAR.

Exploration History

Most of the previous exploration has been focused on surface or near surface investigation, including 1:200,000 scale mapping, 1:50,000 scale mapping, 1:50,000 scaled stream sediment sampling and investigation on hundreds of ancient workings and quartz veins. The previous investigation has resulted in the delineation of some important geochemical gold and silver anomalies and tens of quartz veins and alteration zones. It has been concluded that the Xiaoshan project area is dominated with gold and silver near surface but increasing silver and lead has been noticed at depth. Almost no exploration has been conducted in the deep portion of the project area with modern exploration techniques.

Regional Geology

Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area is also located at the east section of the E-W trending Qinling metallogenic belt. Bedrock consists of highly metamorphosed Archean rocks in the core area and the adjacent Proterozoic intermediate volcanics, phyllites and schists. The Archaean metamorphics comprise plagioclase amphibolite, biotite amphibolite, chlorite mica schist and migmatite. The Archaean rocks form the core of the Xiaoshan uplift and Proterozoic rocks distributes around, which formed an anticline/dome structural feature. The axis of the Xiaoshan Dome is E-W orientated. The dipping angles of the stratigraphic bedding vary 30° to 60°.

Three sets of faults have been identified and they are striking to NEE, NNW and NWW respectively. Gold and silver mineralization is dominantly controlled by NNW and NWW faults.

Volcanic activities in northwest Henan mainly occurred in the early Middle Proterozoic and volcanics include Andesite and Andesitic porphyrite. Intrusive activities occurred in two episodes, the early Middle Proterozoic and the Early and Middle Mesozoic (Yanshanian). Intrusive rocks consist of the Middle Proterozoic diabase and diorite dykes, and the Mesozoic grano-porphyry, pegmatite and syenite dykes. No sizable intrusion has been observed at surface. However, geophysical data may indicate the presence of large-scaled acidic intrusion at depth.

The Archean metamorphosed rocks of Taihua Group are the dominant host for the large and giant gold-silver deposits in the east section of the Qinling metallogenic belt. High-grade lead and silver usually discovered at the deeper portion of the gold-silver system. The high potential Ying property of Sivercorp is located at a parallel zone to the south of the Xiaoshan project area. The largest gold mine within the property area is located to the west of the Xiaoshan project area at the same EW trending zone. All these important precious and nonferrous deposits in this area are hosted in the Archean metamorphosed rocks of Taihua Group.

Property Geology

Both permits are located within the uplifted core area at the Xiaoshan Uplift Block. Bedrocks within the two permits are mainly Archean migmatite, schist and gneiss (Taihua Group) which were intruded by Proterozoic diabase dykes and Mesozoic acidic dykes.

Geology and mineralization characteristics of the two exploration permits will be described respectively in the following sections.

Alteration & Mineralization

(1) Alteration: Alteration associated with gold and silver mineralization includes silification, carbonatization, pyrite-sericite-quartz alteration, Kaolinization, sericitization, chloritization, epidotization, and ferritization.

(2) Mineralization: Mineralization types closely associated with gold and silver mineralization include pyrite, galena, sphalerite, chalcopyrite, and magnetite as well as a minor amount of limonite and malachite.

Characteristics of Gold and Silver Veins

13 gold and silver lodes were mapped out at surface within the Huluyu permit. Ore lodes occurred as thin veins in structural cataclastic belts and mainly controlled by NW- and NNW-trending faults. The most important lodes include K1, K3, K4, K5, K6, K7 and K8. The largest lode is 4150m in length and dips to 245° at 75°.

Metallic minerals include pyrite, galena, sphalerite, chalcopyrite, magnetite, hematite, limonite and malachite. Major non-metallic minerals are plagioclase, quartz, and muscovite.

According to structure and texture, ore can be divided into the following categories (1) densely massive ore; (2) veinlet banded ore; (3) brecciated ore; and (4) sporadically disseminated ore.

7 gold and silver lodes have been defined at surface in the Dafangshan area. Mineralized lodes occur as thin veins in structural cataclastic alteration belts and are controlled by NW-, NE- and EW-trending faults. Limonite, pyrite and galena are closely associated with gold mineralization.

Exploration Programs

Exploration target

High-grade massive sulfide at depth of the major ore-control structures.

Exploration Focus in 2007 included (1) systematic mapping and sampling of available artisan mining tunnels; (2) surface mapping to trace the distribution of surface mineralization; and (3) test drilling along K3 vein system, the major ore-control structure at the Huluyu permit.

The major K3 ore-control structure was partially tested with seven holes and has been traced for more than 250m below surface. No encouraging results for the expected massive sulfide received from assay data of the four of the seven completed holes so far.

A comprehensive review on the available results from 2007 exploration programs shall be arranged before further exploration programs are carried out in the two areas.

The Company has started a diamond drill program within the Huluyu exploration permit of the Xiaoshan project area consisting of seven holes for a total of 1,763 meters. The drill program has been designed to trace the dip and strike extensions of the southern portion of the K3 structural zone.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco’s target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco has decided to suspend its funding on all exploration programs in the two exploration permits and has sold its interest in this project.

BACKGROUND TO MINING IN CHINA

General Background

China is the world’s fourth-largest country, after Russia, Canada and the United States, with an area of over 9,596,960 square kilometers. The population of China is estimated at approximately 1.3 billion people.

Industry is the most important sector of the economy of the China, accounting for 52.9 percent of its gross domestic product (“GDP”) in 2004. The mining industry accounted for an estimated 6 percent of the national industrial output in 2004. Services accounted for 33.3 percent and agriculture accounted for the remaining 13.8 percent of GDP in 2004. In 2003, agriculture accounted for 49 percent of employment, while industry employed 22 percent and services 29 percent, with the mining industry employing more than 20 million people. Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing. The result of this economic development has been the quadrupling of GDP since 1978.

Agricultural output doubled in the 1980s, and industry has posted major gains, especially in coastal provinces, where foreign investment has helped spur output of both domestic and export goods. Growth has not been without setbacks, as issues such as inflation, excessive capital investment, inefficient state owned enterprises and banks, and deterioration in the environment have periodically caused the State to backtrack, re-tightening central controls from time to time.

The Chinese legal system is comprised of written statutes and the interpretation of these statutes by the People’s Supreme Court. The General Principles of the Civil Law of the PRC has been in effect since January 1, 1987. Continuing efforts are being made to improve civil, administrative, criminal and commercial law especially since China’s accession into the WTO. This includes the development of laws governing foreign investment in China, including a regime for Sino-foreign cooperative joint ventures and increased foreign participation in mineral resource exploration and mining.

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs”), co-operative joint ventures (“CJVs”) and wholly foreign owned enterprises. These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs”). An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party. The EJV generally takes the form of a limited liability company. It is required to have a registered capital to which each party to the EJV subscribes. Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.

The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital. There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt equity ratio, foreign exchange control, labour management, land use and taxation. Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity. The relationship between the parties is contractual in nature. The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated. A CJV is considered a legal person with limited liability if it is incorporated as a separate legal entity.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve restricted foreign invested projects having an investment of US$100 million or more, encouraged and permitted foreign investment projects having an investment of US$500 million or more. Subject to the above, the State Development and Reform Commission and the Ministry of Commerce are authorized by the State Council to approve foreign investment projects under restricted catalogue having an investment of US$50 million or more, and foreign investment projects under the encouraged or permitted catalogue having an investment of US$100 million or more.

Provincial authorities are authorized to approve projects less than the above thresholds under various catalogues. However, companies which conduct exploration or mining will be required to obtain the approval of the Ministry of Commerce as required by doc. 70 issued by the State of Council in 2000.

Co-operative Joint Ventures

Cooperative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”). Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or wholly foreign owned enterprises. The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.

In that case, the limited liability company owns all of the CJV’s assets, and the liabilities of the investor are limited as provided in the cooperative joint venture contract entered into between them. The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights. Investors must satisfy their contribution obligations within the time frame prescribed by their joint venture contract subject to applicable PRC regulations.

Failure to satisfy contribution obligations by investors may lead to penalties and even to the business license being revoked by the governmental authorities. Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor’s contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

Government Regulations of Mineral Resources and Ownership

Exploration for and exploitation of mineral resources in China are governed by the Mineral Resources Law of the PRC of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994. In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as the “Mineral Resources Law”). Under the Mineral Resources Law, the Ministry of Land and Resources (“MOLAR”) is charged with supervision nationwide of mineral resources prospecting and development.

The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with supervision of mineral resources prospecting and development in their respective administration areas. The people’s governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with coordinating the supervision by the mineral resources administration authorities on the same level. The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive body of the State, regulates mineral resources on behalf of the State. The ownership of the State includes the rights to: (i) occupy, (ii) use, (iii) earn, and (iv) dispose of, mineral resources, regardless of the rights of owners or users of the land under which the mineral resources are located. Therefore, the State is free to authorize third parties to enjoy its rights to legally occupy and use mineral resources and may collect resource taxes and royalties pursuant to its right to earn. In this way, the State can direct and regulate the development and use of the mineral resources of China.

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005 and October 31, 2007 (collectively the “Investment Guiding Regulations”) govern foreign investment in China and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.

In mining industries, “encouraged” projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc. “Restricted” projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc. “Prohibited” projects include the exploration and mining of radioactive minerals, and rare earth. Foreign investment is “permitted” if the exploration and mining of the minerals is not included in the other three categories. Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals in the western region of China.

Until January, 2000, the production, purchasing, distributing, manufacturing, using, recycling, import and export of silver was strictly regulated by the Regulations of the People’s Republic of China on the Control of Gold and Silver. Since then however, China’s silver market has been fully opened and silver is now treated as a commodity not subject to any special control or restrictive regulation by the State. However, foreign investment in the exploration and mining of silver remains restricted. China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources. MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits. The approval of MOLAR is also required to transfer those rights.

Applicants must meet certain conditions for qualification set by the State. Pursuant to the Mineral Resources Law, the applicant for a mining right must present stated documents, including a plan for development and use of the mineral resources and an evaluation report of the environmental impact thereof. The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as materials for construction and a small quantity of mineral resources for sustenance. However, individuals are prohibited from mining mineral resources that are more appropriate to be mined in scale by an enterprise, the specified minerals that are subject to protective mining by the State and certain other designated mineral resources, as may be determined by MOLAR. Once granted, all exploration and mining rights are protected by the State from encroachment or disruption under the Mineral Resources Law. It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

Exploration permits are registered and issued to “licensees”. The period of validity of an “Exploration Permit” can be no more than three years. The Exploration Permit area is described by a “basic block”. An Exploration Permit for metallic and non-metallic minerals has a maximum of 40 basic blocks.

When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral. The period of validity of an “Exploration Permit” can be extended by application and each extension can be no more than two years in duration. During the term of the Exploration Permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the Exploration Permit, provided the licensee meets the conditions of qualification for mining rights holders. Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area. After the licensee acquires the Exploration Permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

Holders of mining rights, or “concessionaires”, are granted licenses to mine for maximum terms of 10 to 30 years, based on magnitude of the mining project. The concessionaires may extend the term of a mining license with an application at least 30 days prior to expiration of the term. The user fee for the mining right is equal to RMB 1,000 per square kilometre per year. Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before mining rights can be granted. Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law. Concessionaires are obliged to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficiently production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to law, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management from both the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resources development and use statistics reports, according to applicable law.

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at provincial or local level, as the case may be. An Exploration Permit may only be transferred if the transferor has: (i) held the Exploration Permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting Exploration Permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals. Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise. A Mining Permit may only be transferred if the transferor has: (i) commenced production for no less than one year, (2) a valid and subsisting Mining Permit without title dispute, and (iii) paid the user fees, the price for the mining right, resource tax and mineral resource compensation pursuant to laws.

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law. The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environment protection laws and regulations. Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions. Applicants for mining rights must submit environmental impact “assessments” and those projects that fail to meet environmental protection standards will not be granted licenses.

In addition, after exploration the licensee must perform water and soil maintenance and take steps towards environmental protection. After the mining rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire shall perform water and soil maintenance, land recovery and environmental protection in compliance with original development scheme, or must pay the costs of land recovery and environmental protection. After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

Chinese Foreign Cooperative Joint Ventures

Legal Framework

Each of the various joint venture entities through which the Company may carry out business in China has been or will be formed under the laws of China as a sino-foreign co-operative joint venture enterprise and is or will be a legal person with limited liability. All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Commerce (“MOC”) and the State Development and Reform Commission (“SDRC”) in Beijing or their provincial bureaus.

The establishment and activities of each of the Company’s joint venture entities are governed by the law of the People’s Republic of China on sino-foreign co-operative joint ventures and the regulations promulgated there under (the “China Joint Venture Law”). As with all sino-foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labour management. On January 1, 1997, an amendment to the Mineral Resources Law of China became effective. Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.

Pursuant to this law, new regulations were made effective on February 12, 1998. The MOLAR, administers a new computerized central mineral title registry established in Beijing, which has streamlined the application for exploration and mining permits. Under existing laws, in order to form a mining joint venture, foreign companies always complete two levels of agreements. In general, the first level of agreement is a letter of intent or a memorandum of understanding, which sets forth broad areas of mutual co-operation.

The second level of agreement is a joint venture contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person,” a separate legal entity. Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the SDRC or its provincial bureau. Therefore, upon completing a co-operation agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study to the SDRC for the project verification, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a joint venture contract and submit it to the MOC, or its provincial bureaus, which approves the specific terms of all joint venture contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOC, a joint venture must register with the State Administration of Industry and Commerce (the “SAIC”). Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to the MOLAR to approve and grant to the joint venture its exploration permits and/or mining licenses.

Governance and Operations

Governance and operations of a sino-foreign cooperative joint venture enterprise are governed by the Chinese joint venture law, the parties’ joint venture agreement and by the articles of association of each joint venture entity. Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions, such as amendments to the joint venture agreement and the articles of association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

Term

Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted. However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

Employee Matters

Each joint venture entity is subject to the Chinese employment laws and regulations. In compliance with these laws and regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees. Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity. In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve. The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

Distributions

After provision for a reserve fund, an enterprise development fund and an employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and its other shareholders, such distribution to be authorized by the board of directors of the joint venture entity.

Assignment of Interest

Under joint venture agreements and the Chinese Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities. The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

Liquidation

Under the Chinese Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honour its obligations under the joint venture agreement and articles of association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

Resolution of Disputes

In the event of a dispute between the parties, attempts will be made to resolve the dispute through consultation. This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties may agree that the matter will be settled by an arbitration institute. The parties may jointly select an arbitration institution to resolve disputes in the joint venture contract if it has been stated in the joint venture contract or when the dispute is raised. Awards of the arbitration institute are enforceable in accordance with the laws of China by Chinese courts. In the absence of a valid arbitration agreement, both parties or either party may decide to resort to Chinese courts to resolve disputes between the parties over the terms of the joint venture contract.

Expropriation

The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment. However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

Division of Revenues

Revenues derived from operating joint ventures, once all necessary agreements, permits and licenses are obtained, will be divided between the Company and the entities which are parties to the joint venture according to the terms of each individual joint venture, which terms will vary from project to project. The Company will be subject to various taxes on its revenues.

RISK FACTORS

An investment in the Company’s common shares should be considered highly speculative and investors may incur a loss on their investment. Investors should carefully review and consider the following risk factors.

Risks Relating to the Company

Permitting Requirements

The ability of the Company to carry out successful mining activities will depend on a number of factors. One of the most critical factors will be the ability of the Company to obtain mining licences and permits in China. Although the Company, through Minco China and Foshan Minco, has applied for and obtained various permits for the Fuwan Project, additional permits and licenses will also be required in order to complete the exploration and development of the Fuwan Project. These include permits and licenses pertaining to environmental matters, land use rights, water and forestry matters and, ultimately, a mining license. While applications for the additional required permits and licences have been, and will be, made by Minco China and/or Foshan Minco to the relevant statutory bodies, there is no assurance that such permits or licenses will be issued in a timely manner, or at all.

Many of the required licences and permits are, or will be, subject to conditions imposed by the Peoples Republic of China government as well as mining legislation of the Peoples Republic of China. No assurances can be given that all necessary permits, licenses or tenures will be granted to the Company through Minco China and/or Foshan Minco, or if they are granted that the Company, through Minco China and/or Foshan Minco, will be in a position to comply with all conditions and legal requirements that are imposed. For example, the business licenses of Minco China and Foshan Minco restrict the activities that may be carried on by these companies and in particular, Foshan Minco is not permitted under its business license to conduct exploration activities. To date, exploration activities conducted at the Fuwan Project have been conducted by Minco China. As the activities of Minco China progress from exploration to development, and as Foshan Minco becomes involved in development activities, it will be necessary for those companies to seek governmental approval to conduct those new activities. There is no certainty that such approvals will be obtained in a timely manner or at all. Furthermore, each of Minco China and Foshan Minco is subject to an annual review process pursuant to which it must pass annual inspections of the Administration for Industry and Commerce in the Peoples Republic of China. As a result, if Foshan Minco does not pass its annual review it will not be authorized to carry on business in the Peoples Republic of China which may adversely affect the Company’s interests in the Fuwan Project. The Company believes that it and Minco China and/or Foshan Minco are operating in compliance with all applicable rules and regulations.

Management of the Company also believes that reasonable measures have been taken to ensure that the permits for the Fuwan Project have been duly approved by and registered with all relevant authorities in the Peoples Republic of China in accordance with the laws and regulations in effect and that Minco China and Foshan Minco are the registered owners of such permits. However, no legal opinion has been obtained as of the date of this short form prospectus concerning the land, assets, permits and licenses relating to the properties over which the Company, through Minco China and Foshan Minco, has or may acquire an interest.

The Luoke-Jilinggang permit held by Foshan Minco, one of the four permits comprising the Fuwan Silver Project, expires on July 20, 2011. The other three permits, the Guanhuatang, Guyegang and Hecun permits held by Minco China, expire on April 7, 2012. While the Company will, with the assistance of Minco China and Foshan Minco, take all possible steps necessary to renew these permits upon their expiry, there is no guarantee that such renewal attempts will be successful.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Capital Costs, Operating Costs and Production and Economic Returns

The capital costs to take the Company’s Fuwan Project into production may be significantly higher than estimated in the Fuwan Technical Report. The pre-production capital costs set out in the Fuwan Technical Report were estimated at US$73.1 million based on 2nd quarter 2009 dollars, and pricing and quantity data which was considered to be reasonable as at the date of the estimates. Changes in metal prices, exchanges rates and other factors since 2nd quarter 2009 may result in greater costs than those estimated, which may have an adverse impact on the Company’s ability and timing to bring the Fuwan Project into production.

The Fuwan Project does not have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Fuwan Project and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed; 
•	anticipated recovery rates of silver and other metals from the ore; 
•	cash operating costs of comparable facilities and equipment; and 
•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, including the Fuwan Technical Report or other feasibility studies, if prepared, may differ significantly from those anticipated, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

Title to Properties

To the knowledge of the Company, none of the property interests underlying the Fuwan Permits have been surveyed to establish boundaries. There can be no assurance that any governmental authority in the Peoples Republic of China could not significantly alter the conditions of or revoke the applicable exploration or mining authorizations held by the Company through Minco China and Foshan Minco or that the Company’s interest in such properties, through Minco China and Foshan Minco or otherwise, will not be challenged or impugned by third parties or governmental authorities.

In addition, there can be no assurance that the properties or other assets in which the Company has an interest are not subject to prior unregistered agreements, transfers, pledges, mortgages or claims and title may be affected by undetected defects as it is difficult to verify that no agreements, transfers, claims, mortgages, pledges or other encumbrances exist given the state of the legal and administrative systems in the Peoples Republic of China.

China Political and Economic Considerations

The business operations of the Company will be located in, and the revenues of the Company derived from activities in, the Peoples Republic of China. Likewise, the Company’s operations in the Peoples Republic of China are currently conducted through and with the assistance of Foshan Minco, a Chinese company. Accordingly, the business, financial condition and results of operations of the Company could be significantly and adversely affected by economic, political and social changes in the Peoples Republic of China. The economy of the Peoples Republic of China has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which set down national economic development goals. Since 1978, the Peoples Republic of China has been moving the economy from a planned economy to a more open, market-oriented system. The economic development of the Peoples Republic of China is following a model of market economy under socialism. Under this direction, it is expected that the Peoples Republic of China will continue to strengthen its economic and trading relationships with foreign countries and that business development in the Peoples Republic of China will follow market forces and the rules of market economics.

However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of the Peoples Republic of China will not be changed. A change in policies by the Peoples Republic of China could adversely affect the Company’s interests in China by changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company’s various property interests and potential property rights in the Peoples Republic of China involve various Chinese state-sector entities, including GGB and other governmental entities, whose actions and priorities may be dictated by government policies, instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in the Peoples Republic of China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company’s business and future earnings could be negatively affected.

Peoples Republic of China Legal System and Enforcement

Most of the material agreements to which the Company or its affiliates are party or will be party in the future with respect to mining assets in the Peoples Republic of China are expected to be governed by Chinese law and some may be with Chinese governmental entities. The Peoples Republic of China legal system embodies uncertainties that could limit the legal protection available to the Company and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of the Peoples Republic of China judiciary is relatively limited, and (ii) the interpretation of Peoples Republic of China laws may be subject to policy changes reflecting domestic political changes. The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate law exists in the Peoples Republic of China, it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of judgments by a court of another jurisdiction. The inability to enforce or obtain a remedy under such agreements would have a material adverse impact on the Company.

Many tax rules are not published in the Peoples Republic of China, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. Peoples Republic of China currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of the Peoples Republic of China is undergoing review and there is no assurance that such tax and other incentives will continue to be available.

There is also no guarantee that the pursuit of economic reforms by the State will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in state policies affecting the mining industry may have a negative effect on its operating results and financial condition.

Government Regulation of Mineral Resources and Ownership

Ownership of land in China remains with the States and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers and issuances of exploration and mining rights are also subject to governmental approval. Failure or delays in obtaining necessary approvals could have a materially adverse affect on the financial condition and results of operations of the Company. Nearly all mining projects in the Peoples Republic of China require government approval. There can be no certainty that any such approvals will be granted (directly or indirectly) to Foshan Minco in a timely manner, or at all.

Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, the availability of mining equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Future Financing

The Company’s current financial resources may not be sufficient to meet all of the Company’s ongoing financial requirements relating to the exploration, development or operation of the Fuwan Project. Although the Company has received a conditional commitment of a project debt facility in the amount of RMB 300 million (approximately US$44.17 million) from the Guangdong Branch of the Industrial and Commercial Bank of China for the Fuwan Project, this commitment represents only a portion of the funds required to construct the Fuwan silver mine and the facility is subject to certain conditions including receipt by the Company of the mining license.

The Company currently has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Industry Specific Risks

The exploration, development, and production of minerals are capital-intensive businesses, subject to the normal risks and capital expenditure requirements associated with mining operations, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

Factors Beyond Company’s Control

Discovery, location and development of mineral deposits depend upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effect of these factors cannot be accurately predicted.

Potential Conflicts of Interest

Certain members of the Company’s board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai is a director of and serves in management in each of the Company, Minco Gold and Minco Base Metals.

In addition, Paul Zhang serves as Chief Financial Officer, Dwayne Melrose serves as Director (VP, Exploration for Minco Gold), Ellen Wei serves as Controller and Jennifer Trevitt serves as Corporate Secretary respectively with the Company, Minco Gold and Minco Base Metals. Any decision made by those directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.

Uninsured Risks

The Company’s mining activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accident, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions, and unusual or unexpected formations. Such risks could result in damage to or destruction of mineral properties or production facilities, personal injury, environmental damage, delay in mining and possible legal liability. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment for such liabilities would reduce the funds available for exploration and mining activities and may have a material impact on the Company’s financial position.

Currency Exchange Rates

The Company maintains its accounts in US dollar, Canadian dollar and Renminbi (RMB) denominations. The government of the Peoples Republic of China maintained the exchange rate between the RMB and the US dollar as a constant until July 2005 and thus exchange rates between the Canadian dollar and the RMB fluctuated in tandem with the changing exchange rates between the US and Canadian dollars. Since July 2005, the value of the RMB has been tied to a basket of currencies of China’s largest trading partners. Given that most of Minco Silver’s expenditures are currently and are anticipated to be incurred in U.S. dollars and RMB, Minco Silver is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

Competition

The precious metal minerals exploration industry and mining business are intensely competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mining properties. Many of these competitors have substantially greater technical and financial resources than the Company. Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future.

Uncertainty of Estimates

Resource and reserve estimates of minerals are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Although estimated recoveries are based upon test results, actual recovery may vary with different rock types or formations in a way which could adversely affect operations.

Reliance on Management and Directors

The success of the Company is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business.

Failure to do so could have a material adverse affect on the Company and its prospects. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position.

Fluctuating Mineral Prices

Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot be predicted.

Changkeng Joint Venture Agreement

Pursuant to agreements with Minco Gold, Minco Silver has the right to acquire up to a 51% interest in the silver mineralization underlying the Changkeng Permit. There is no guarantee that Minco Gold and its other joint venture partners will be able to fund the Changkeng JV. If Minco Gold loses or alienates any or all of its interest in the Changkeng Permit, the Company’s interest in the silver mineralization underlying the Changkeng Property will be lost. Therefore, the Company’s interest in the silver mineralization in the Changkeng Property is entirely dependent upon Minco Gold maintaining an interest in the Changkeng Property. In the event that Minco Gold ceases to make its proposed investment contributions to the Changkeng JV, its interest in the joint venture, and by definition, Minco Silver’s interest in the silver mineralization of the Changkeng Property, would be subject to dilution or even termination. Moreover, the Company will be required to satisfy certain payments in order to earn an interest in the silver mineralization underlying the Changkeng Property. If such payments are not made by the Company (or any related party) in a timely manner, then the Company’s potential interest in the Changkeng Property’s silver mineralization could be lost. The Changkeng Permit was renewed and expires on September 10, 2011. Although the Company has been advised by Minco Gold that it intends to take all possible steps necessary to renew the Changkeng Permit upon its expiry, there is no guarantee that such renewal attempts will be successful. While the Changkeng Permit currently only specifically references the gold resource on the Changkeng Property, Minco Silver understands that the holder of the Changkeng Permit is entitled to submit to the China mining authorities in due course a comprehensive utilization plan in respect of all of the mineral resources on the Changkeng Property.

The Mining Industry Is Highly Speculative

The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money.

Environmental Considerations

Although the Peoples Republic of China has enacted environmental protection legislation to regulate the mining industry, due to the very short history of this legislation, national and local environmental protection standards are still in the process of being formulated and implemented. The legislation provides for penalties and other liabilities for the violation of such standards and establishes, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are being or have been conducted.

To the knowledge of the Company, there are not outstanding notices, orders or directives from central or local environmental protection agencies or local government authorities alleging any breach of national or local environmental quality standards by Foshan Minco, GGB or any other party in respect of the Fuwan Project. Although the Company intends to fully comply with all environmental regulations, there is a risk that permission to conduct exploration and development activities could be withdrawn temporarily or permanently where there is evidence of serious breaches of such standards.

DIVIDENDS

All of the common shares of the Company are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company’s articles or elsewhere which could prevent the Company from paying dividends, however, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the immediate future. The directors of the Company will determine when, if any, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company’s financial position at that time.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

As of December 31, 2010, the Company had 49,514,882 common shares issued and outstanding. There are a total of 4,145,000 stock options granted to directors, officers, employees and contractors for a fully diluted total of 53,659,882 common shares.

Description of Share Capital

The Company is authorized to issue 100,000,000 common shares without par value. There is one class of shares only. The holders of common shares are entitled to one vote for each share on all matters to be voted on by the shareholders. At the annual general meeting of the Company, every member present in person or represented by proxy shall have one vote for each share of which such member is the registered shareholder.

MARKET FOR SECURITIES

The common shares of Minco Gold Corporation are publicly traded in Canada and are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM. On November 11, 2005 the Company received listing approval from the New York Stock Exchange AMEX (“NYSE AMEX”). The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the NYSE AMEX as “MMK”. The Company changed its name from Minco Mining and Metals Corporation to Minco Gold Corporation and on February 1, 2007, the stock began trading on NYSE AMEX under the new trading symbol “MGH”. The following table highlights the market prices and trading volumes for the Company’s common shares for the most recently completed financial year and including January 1, 2009 to December 31, 2010 as reported by the Toronto Stock Exchange and the NYSE AMEX:

2010	TSX High Price CDN$	TSX Low Price CDN$	TSX Volume	NYSE AMEX High Price USD$	NYSE AMEX Low Price USD$	NYSE AMEX Volume USD
December	2.85	0.84	4,509,800	2.86	1.78	16,565,600
November	1.85	1.19	3,390,000	1.84	1.17	9,082,300
October	1.41	1.15	877,100	1.39	1.11	4,129,400
September	1.40	1.13	1,466,700	1.39	1.06	4,238,700
August	1.20	0.91	669,800	1.17	0.88	1,570,000
July	0.93	0.82	166,900	0.90	0.77	863,100
June	1.09	0.91	281,200	1.08	0.87	1,574,900
May	1.27	0.90	710,800	1.27	0.84	3,123,500
April	1.29	1.07	573,100	1.30	0.75	3,024,100
March	1.55	0.74	3,420,400	1.50	0.75	12,107,900
February	0.88	0.70	431,600	0.84	0.65	853,500
January	1.09	0.82	512300	1.07	0.76	1,710,500

The Company files reports and other information with the Canadian regulatory authorities on SEDAR and with the United States Securities and Exchange Commission on EDGAR. Copies of these filings are located by accessing their respective websites at www.sedar.com at www.sec.gov.

ESCROWED SECURITIES

As at December 31, 2010, there are no shares held in escrow.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The table on the following page sets forth all current directors and executive officers of the Company as of December 31, 2010, with each position and office held by them in the Company, their terms of office and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders to be held in June 2011. At such meeting, each current director will likely be seeking re-election.

NAME AND	PRINCIPAL	DIRECTOR	NUMBER OF
PRESENT POSITION	OCCUPATION AND POSITIONS	OR	COMMON
WITH THE	DURING LAST FIVE YEARS	OFFICER	SHARES
COMPANY		SINCE	HELD (2) (3)

Ken Z. Cai (13) President, Chief Executive Officer and Director	President and CEO of Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) from February 1996 to present; CEO and Director of Minco Silver Corporation from 2004 to present..	February, 291996	7,672,131(4)

Robert M. Callander (1) (7) (8) (13) Director	Vice President of Caldwell Securities Ltd. from 1995 to present and joined Caldwell Securities in 1992. Director of Pacific Canada Resources Inc. and Member Savings Credit Union.	August 23, 1996	179,000 (5)

Michael Doggett(1) (7)(8) (13) Director
Professor/Researcher at Queens University from 1997 to 2007; Michael Doggett & Associates from 1990 to present; President of PCDEP Inc. from 1997 to present; Director of InterCitic Minerals from February 2008 to present; Director of Murgor Resources from March 2004 to present; Director of Pacific Link Mining Corp. from April, 2007 to present; Director of Riverside Resources Inc. ;Director of VLM Ventures from April 4, 2008-present, Director of HanOcci Group Inc. from 2009-present
	July 16, 2007	387,000 (6)

Malcolm F. Clay(1) (7) (8) (13) Director
Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. Self-employed consultant from 2002 to present; Director of Versatile Systems June 2003 – present; Director of Zongshen Pem Power Systems Inc., June 2004 – present.
	November 16, 2007	380,000(11)

Dwayne Melrose Director and VP Exploration
VP, Exploration for Minco Gold Corporation from May 2007 to present; VP, Exploration for Minco Silver Corporation from May 2007 to present; Director Minco Base Metals Corporation from November 15, 2007 to present; Exploration Manager for Kumtor Operating Company (subsidiary of Cameco Corp) from 1998 to 2007; Project Geologist for Cameco Corp./ Cameco Gold Inc. from 1986 – 1998.
	July, 2007	425,000(9)

Paul Zhang Chief Financial Officer and VP Finance(13)
Chartered Accountant of Canada, Certified Public Accountant of Illinois USA, Bachelor of Business Administration from Simon Fraser University; Vice President of Finance & CFO of Minco Silver Corporation (TSX: MSV; OTCQX: MISVF) from June 9, 2009 to present; Vice President of Finance & CFO of Minco Base Metals Corporation from June 9, 2009 to present; CFO of Migao Corporation (TSX: MGO) from 2005 to April 2008; CFO of Mountain China Resorts (Holding) Limited (TSX-V: MCG) from May 2008 until January 2009; Director of Nesscap Energy Inc. (TSX-V: NCE) from September 2008 until January 2011; Director and Chairman of audit committee of Kaiyue International Inc. (TSX-V: KYU.P) from August 2010 to present; Managing Partner of Zhang & Du LLP, Chartered Accountants, a public practice firm in Toronto, from 2003 to 2005.
	June 8, 2009	320,000

Ellen Wei (13) Controller
Appointed Corporate Controller of Minco Mining in January 2009 to present; Served as the CFO for Minco Mining (China) Ltd. 2005 – 2009; Member of the I.C.A. of British Columbia; Certified Public Accountant in the U.S.; CPA designation in China; has more than 10 years experiences with a major Chinese auditing firm; 3 years with Ernst & Young LLP; former Controller of Dragon Pharmaceuticals Inc., a listed Company in the United States.
	January 9, 2009	100,000(10)

Jennifer Trevitt(13) Vancouver, B.C. Corporate Secretary
Certified Paralegal with 12 years of Canadian and US Securities experience. Corporate Secretary Minco Gold Corporation, July 23, 2009 to Present, Paralegal for 3 TSX-V listed mining companies, a US Public company and two law firms in Vancouver from 1999 to 2009. From 1992 to1999 Ms. Trevitt worked for the Insurance Corporation of British Columbia as a Paralegal.
	July 23, 2009	79,900(12)

Notes:

(1)	Current member of the Audit Committee of the Company.
(2)
Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers. Unless otherwise indicated, such shares are held directly.

(3)
The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 9,513,031 common shares of the Company, representing 19.13% of the fully diluted issued and outstanding common shares of the Company. Of the 9,513,031 a total of 3,564,900 are pursuant to stock options granted but not exercised and 5,246,731 are held by Pacific Canada Resources (Note (4)).

(4)
Includes 5,246,731 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 1,775,000 common shares subject to options and 650,400 common shares.

(5)	Includes 170,000 common shares subject to options and 9,000 common shares.
(6)	Includes 375,000 common shares subject to options and 12,000 common shares.
(7)	Current member of the Nominations Committee of the Company.
(8)	Current member of the Compensation Committee of the Company.
(9)	Includes 425,000 common shares subject to options.
(10)	Includes 100,000 common shares subject to options.
(11)	Includes 320,000 common shares subject to options and 30,000 common shares.
(12)	Includes 79,900 common shares subject to options.
(13)	Resident of Canada

Directors hold office until the next annual general meeting of the shareholders of the Company when their successor is duly elected, or until their successor is appointed if an office is vacated in accordance with the articles of the Company.

The following is a brief description of the background of each of the above individuals.

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai, age 47, devotes approximately 40% of his time to the Company’s business. Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario. Dr. Cai has 25 years’ experience in mineral exploration, project evaluation, corporate financing and company management. He has been the driving force behind the Company and responsible for negotiating the property agreements in China. He has a wide range of high-level contacts in the Chinese mining communities and this has allowed Minco to access data on a large number of projects throughout China.

Dr. Cai serves as a director and/or officer of Minco Silver Corporation, a TSX listed company (Director, President and CEO).

Robert Callander Director

Mr. Callander has been a director since August 1996. Mr. Callander, age 66, devotes approximately 5% of his time to the Company’s business. He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns.

Dwayne Melrose

Director and Vice-President, Exploration

Mr. Melrose, age 54, has been a director since July, 2007 and as Vice-President, Exploration since May, 2007. Mr. Melrose is also a Director of Minco Base Metals and Vice President Exploration for Minco Silver. Mr. Melrose is a graduate from the University of Waterloo, Ontario and has 29 years experience as an exploration and mine geologist. He has been involved in all aspects of exploration and mine exploration from grass roots to mine definition/feasibility stage and open pit mine geology. Mr. Melrose has worked with the Cameco/Centerra Gold companies’ exploration departments for the past 21 years in Canada, USA and Kazakhstan with the last nine years as the Exploration Manager at the Kumtor Gold Mine in the Krygyz Republic. Prior to Kumtor, Mr. Melrose has worked in a variety of gold and base metals geological environments in Eastern-Western Canada, Western USA and Kazakhstan.

Michael Doggett

Director

Dr. Doggett, age 51, has been a director since July, 2007. Dr. Doggett is the Director of the Mineral Exploration Master’s Program and Associate Professor in the Department in Geological Sciences and Geological Engineering at Queen’s University. He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University. Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 600 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies. He currently sits as a Director of Murgor Resources Inc., Pacific Link Mining Corp., Inter-Citic Minerals, the Prospectors and Developers Association of Canada, and on the Committee for Earth Resources for the United States National Academy of Sciences, Director of VLM Ventures from April 4, 2008-present and Director of HanOcci Group Inc. from 2009-present.

Malcolm F. Clay

Director

Mr. Clay, age 70, was appointed a Director of the Company and Chairman of the Audit Committee on November 16, 2007. He devotes approximately 10% of his time to the Company’s business. Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. As a public accountant, he served as lead audit or concurring partner for public companies listed on AMEX, NYSE and Canadian Stock Exchanges. He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years. In 1997, he was elected as the non-executive Chairman of KPMG Canada. During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange listed companies.

Paul Zhang

Chief Financial Officer and VP Finance

Mr. Zhang, age 42, was appointed as the Company’s Chief Financial Officer and Vice President of Finance in June 2009. A Chartered Accountant of Canada and a Certified Public Accountant of Illinois USA, Mr. Zhang brings over 15 years of accounting/finance experience in various industries since graduated from Simon Fraser University, Canada with a degree in Business Administration. Mr. Zhang served as the inaugural CFO of Migao Corporation (TSX:MGO), a specialty potash fertilizer producer based in China, from 2005 to April 2008. He was the managing partner of Zhang & Du LLP, a public practice firm in Toronto from 2003 to 2005. Most recently before joining the Company, he served as the CFO for a ski resorts developer and operator based in China. A resident and citizen of Canada, Mr. Zhang came to Canada from China in 1988 to study at Simon Fraser University. He is bi-lingual in English and Chinese with an in-depth understanding of the unique Chinese culture and business practices.

Ellen Wei

Controller

Ms. Wei has been with the Company since February 2005 and was appointed Corporate Controller in January 2009. Ms. Wei is a member of the Institute of Chartered Accountants of British Columbia and a Certified Public Accountant in the United States. She also has a CPA designation in China. Ms. Wei has more than 10 years experiences with a major Chinese auditing firm and 3 years with Ernst & Young LLP respectively. Before appointed as Corporate Controller, she served as the CFO for 4 years for Minco Mining (China) Ltd.

Jennifer Trevitt

Corporate Secretary

Ms. Trevitt, age 37, has been with the Company since March 2009, was appointed Corporate Secretary in July 2009 and also serves as Corporate Secretary for Minco Gold Corporation and Minco Base Metals Corporation. She is a Capilano College certified Paralegal who has worked in the Securities/Corporate finance industry for 12 years for Canadian and US public companies. She also worked as a Paralegal for the Insurance Corporation of British Columbia for 7 years.

Directors and officers of the Company are required to file insider reports with SEDI the System for Electronic Disclosure by Insiders at www.sedi.ca and file their reports individually. To the best of the Company’s knowledge, as at December 31, 2010, the directors and officers of the Company, as a group, held approximately as a group beneficially own, directly or indirectly, 9,513,031 common shares of the Company, representing 19.13% of the issued and outstanding common shares of the Company.

Of the 9,513,031 common shares a total of 3,564,900 are subject to stock options granted but not exercised and 5,246,731 common shares are held by Pacific Canada Resources Inc. Pacific Canada Resources Inc., a private company, of which Dr. Ken Cai has more than a 10% interest. The Company is required to have an audit committee, the committee members are: Robert Callander, Michael Doggett and Malcolm Clay. The Company also has a Compensation and Nominations Committee.

Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control

Other than as described below, to the best of the Company’s knowledge, no director or officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)	is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any issuer that while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days;
(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(iii)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)
has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On March 6, 2009 a cease trade order was issued against Minco Base Metals Corporation by the British Columbia Securities Commission, and on March 11, 2009 a temporary cease trade order was issued against Minco Base Metals Corporation by the Ontario Securities Commission. On April 9, 2009 a cease trade order was issued in response to the Company’s failure to file its financial statements within the time periods mandated by National Instrument 51-102 and on April 14, 2009 a temporary cease trade order was issued against Minco Gold Corporation by the Ontario Securities Commission.

The cease trade orders were all issued in response to Minco Base Metals Corporation’s and Minco Gold Corporation’s failure to file its financial statements within the time periods mandated by National Instrument 51-102. The cease trader orders were revoked by the British Columbia Securities Commission on April 17, 2009 for Minco Gold Corporation and March 19, 2009 for Minco Base Metals. The Ontario Securities Commission revoked the cease trade order for Minco Gold Corporation on April 29, 2009. As of the date of this Annual Information Form there are no cease trade orders with respect to Minco Base Metal’s Corporation or Minco Gold Corporation and all financial statements have been filed with the necessary regulatory authorities.

Ken Cai is the Chairman and a director of Pacific Link Mining Corp. (formerly Tranzcom China Security Networks Inc. (“Tranzcom”)). On September 18, 2006, a cease trade order was issued against Tranzcom by the British Columbia Securities Commission. The cease trade order was issued in response to Tranzcom’s failure to file its financial statements within the time periods mandated by National Instrument 51-102. As of the date of this Annual Information Form there are no cease trade orders with respect to Tranzcom and all financial statements have been filed with the necessary regulatory authorities.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the directors and officers of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other natural resource exploration and development, pharmaceutical industry, wastewater management technology and other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

The Company is not aware of any conflicts of interest between the Company and any of its directors and officers as of the date of this Annual Information Form.

LEGAL PROCEEDINGS

The Company is not a party to any outstanding legal proceedings, and the directors of the Company do not have any knowledge of any contemplated legal proceedings that are material to the business and affairs of the Company.

PRINCIPAL SHAREHOLDERS

As of December 31, 2010, there were 39 shareholders with addresses in the United States holding 4,639,959 of the Company’s issued and outstanding common shares. To the knowledge of the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of the Company, as at December 31, 2010, owned 5,246,731 common shares or 10.55% of the issued and outstanding shares of the Company’s common stock.

The following table sets forth, as of December 31, 2010, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Ken Cai	7,672,131 (2) (3)	15.42%
Common shares	All directors and Officers as a group	9,513,631 (3) (4)	19.13%
Common shares	Blue Sky Strategic Holdings I Ltd.	4,622,000	9.23

Notes:

(1)	Based on the issued and outstanding shares of the Company.
(2)
Of this amount, 5,246,731 are held by Pacific Canada Resources Inc. Dr. Ken Cai, a director and officer of the Company, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company. Also includes options to purchase 1,775,000 common shares.

(3)	Includes Dr. Ken Cai’s beneficial interest in common shares owned by Pacific Canada Resources, Inc. 5,246,731, and direct holdings of directors. The total includes stock options granted.
(4)	Of the 9,513,631 a total of 3,564,900 are pursuant to stock options granted but not exercised.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent of the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9, telephone 604-661-0224, facsimile 604-661-9401 or at www.computershare.com.

MATERIAL CONTRACTS

The following contracts are the only contracts, other than those entered into in the ordinary course of business, that are material to the Company and entered into within the Company’s most recently completed financial year, or before the most recently completed financial year but still in effect:

1.	Confirmation agreement dated August 24, 2006 among the Company, Minco Silver and Minco China.

2.	Assignment agreement dated March 10, 2010 among the Company, Minco Silver and Minco China.

3.	Cost Sharing Agreement dated March 10, 2010 between the Company and Minco Silver.

4.	The consulting agreements in connection with remuneration to certain members of management.

INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Company as follows during the twelve months ended December 31, 2010, and to the date of this Annual Information Form: (i) The Company’s auditor, PricewaterhouseCoopersLLP, are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and prepared an audit report as auditors of the Company, in connection with the audit of the Company’s annual financial statements for the year ended December 31, 2010; and (ii) P&E Mining Consultants Inc. (“P&E”) prepared an updated NI 43-101 resource estimate technical report on the Company’s Changkeng Gold Project, Guangdong Province, China.

To the best of the Company’s knowledge, the above party (P&E) had no direct or indirect interest in any securities or properties held by the Company while they were preparing these reports or at the date of this report. Mr. Li, Chief geologist for the Changkeng Gold Project, Mingzhong Company, assisted the independent consultants on site visits. Dwayne Melrose, VP Exploration for Minco Gold and Ruijin Jiang, consulting geologist, assisted P&E in collecting data for the technical report.

AUDIT COMMITTEE

The following are the members of the Company’s audit committee:

Malcolm Clay (1)	Independent (2)	Financially Literate (3)
Michael Doggett	Independent (2)	Financially Literate (3)
Robert M. Callander	Independent (2)	Financially Literate (3)

(1)	Mr. Clay is currently the Chairman of the Audit Committee.
☺
(2)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(3)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees	Audit	Tax Fees	All
Ending	($)	Related Fees	($)	Other Fees
	($)	($)
December 31, 2010	115,592	9,849	4,056	9,450
December 31, 2009	253,742	-	7,384	-

ADDITIONAL INFORMATION

Additional information on Minco Gold Corporation may be found on the Company’s website at www.mincomining.ca and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information is also provided in the Company’s consolidated financial statements for the fiscal year ended December 31, 2010 and management discussion and analysis for the year ended December 31, 2010 as filed with SEDAR. The Company will provide to any person, or company, upon request to the corporate secretary of the Company, copies of the following documents:

a)	when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus.

	i)	one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

ii)
one copy of the comparative audited consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statement of the Company issued subsequent to the financial statements of its most recently completed financial year;

iii)
one copy of the proxy information circular of the Company in respect of its upcoming annual meeting of the shareholders that involves the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; or

b)
at any other time, one copy of any other documents referred to in paragraphs a) (i) (ii) and (iii) above, providing the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

The above documents can be obtained upon request to the Corporate Secretary of the Company as follows:

Minco Gold Corporation
Suite #2772, 1055 West Georgia Street,
Vancouver, British Columbia,
Canada, V6E 3P3
Telephone 604-688-8002 and Fax (604) 688-8030
Email: info@mincomining.ca or at www.mincomining.ca